UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*



                           Interlink Electronics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    458751112
                         ------------------------------
                                 (CUSIP Number)



--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ]  Rule 13d-1(b)
     [   ]  Rule 13d-1(c)
     [ X ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages

CUSIP No. 458751112
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only).

        E. Michael Thoben III
        ........................................................................
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)  [   ]
        (b)  [ X ]
--------------------------------------------------------------------------------
  3.    SEC Use Only ...........................................................
--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        United States of America
        ........................................................................
--------------------------------------------------------------------------------
                        5. Sole Voting Power
       Number of
                           239,658
       Shares              .....................................................
                        --------------------------------------------------------
       Beneficially     6. Shared Voting Power

       Owned by
                           .....................................................
       Each             --------------------------------------------------------
                        7. Sole Dispositive Power
       Reporting
                           239,658
       Person              .....................................................
                        --------------------------------------------------------
       With:            8. Shared Dispositive Power


                           .....................................................
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        239,658
        ........................................................................
--------------------------------------------------------------------------------
 10.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)

       [   ]
--------------------------------------------------------------------------------
 11.   Percent of Class Represented by Amount in Row (11)

       4.4%
       .........................................................................
--------------------------------------------------------------------------------
 12.   Type of Reporting Person (See Instructions)

       IN
       .........................................................................
--------------------------------------------------------------------------------

                                   Page 2 of 5 pages

Item 1.   Issuer

     (a)  The name of the Issuer is Interlink Electronics, Inc.

     (b) The Issuer's executive offices are located at 546 Flynn Road, Camarillo, California 93012.

Item 2.   Reporting Person and Security

     (a)  This Statement is filed by Mr. E. Michael Thoben, III, an individual.

     (b) Mr. Thoben's business address is 546 Flynn Road, Camarillo, California 93012.

     (c)  Mr. Thoben is a citizen of the United States of America.

     (d) This Statement relates to shares of Common Stock of Interlink Electronics, Inc.

     (e) The CUSIP number assigned to the Common Stock of the Issuer is 458751112.

Item 3.   Filings Pursuant to Rule 13d-1(b) or 13d-2(b)

          Not applicable.

Item 4.   Ownership

     (a) Under the rules and regulations of the Securities and Exchange Commission, Mr. Thoben may be deemed to be the beneficial owner of a total of 239,658 shares of Issuer Common Stock. This amount includes 234,658 shares subject to options that are currently exercisable or become exercisable within 60 days of December 31, 1998.

     (b) Mr. Thoben's beneficial ownership of Issuer Common Stock represented approximately 4.4% of the 5,215,117 issued and outstanding shares on November 19, 1998, as reported in the Issuer's most recent quarterly report.

     (c) Mr. Thoben has sole power to vote or direct the voting and to dispose or to direct disposition of the outstanding shares that he beneficially owns.

Item 5.   Ownership of Five Percent or Less of a Class

     This statement is being filed to report that as of the date hereof, Mr. Thoben has ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.

                               Page 3 of 5 pages

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          Not applicable.

                               Page 4 of 5 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 12, 1999
                                       -----------------------------------------
                                                         Date


                                                E. MICHAEL THOBEN  III
                                       -----------------------------------------
                                                E. Michael Thoben, III

                               Page 5 of 5 pages